

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 21, 2008

<u>Via U.S. Mail</u>

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

  Re: **Horizon Industries, Ltd.**
    Annual Report on Form 20-F for the Year Ended February 28, 2007
    as amended on April 7 , 2008
    File No. 0-52302

Dear Mr. Wensley:

  We have reviewed your amended filing and your response letter dated April 7, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data Presented According to Canadian GAAP, page 6

1.	We note your response to comment two of our letter dated February 20, 2008. Please clarify the nature of the exploration work that is accrued in advance and specify how the amounts accrued in accounts payable meet the definition of a liability.

Operating Results, page 17

2.	We note your response to comment three of our letter dated February 20, 2008 which indicates that you have probable reserves, as defined by the British Columbia Securities Commission. However, we note the disclosure on page F-6 which indicates that you are in the process of exploring your petroleum and natural gas properties and have yet to determine whether your properties contain reserves that are economically recoverable. As such, we re-issue prior comment three of our letter dated February 20, 2008. Based on these observations, please contact us at your earliest convenience.

Exhibit 15.1

3.	We note that your amended 20-F filed on April 7, 2008 includes a consent dated February 12, 2008. Please file an updated consent from your independent registered public accountant.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       J. Davis
       Patrick Forseille (604-488-3910)